UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001- 39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin'anmen, No. 1 South Bank

Huihe South Street, Chaoyang District Beijing,

People’s Republic of China

(+86-10) 5923 6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒ Form 40-F ☐

Incorporation by Reference

The Form 6-K and the exhibit to the Form 6-K, including any amendment and report filed for the purpose of updating such document, are incorporated by reference into the registration statement on Form F-3 of Quhuo Limited (File No. 333-273087), and shall be a part thereof from the date on which the Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date:	May 16, 2024	By:	/s/ Leslie Yu
Name: Leslie Yu
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release